

Mail Stop 3628

October 25, 2007

Via Facsimile (650) 493-6811 and U.S. Mail
Aaron Alter, Esq.
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304

>   **Re:**   **Rambus Inc.**
>   **Schedule TO-I**
>   **Filed October 18, 2007**
>   **Amendment No.1 to Schedule TO-I**
>   **Filed October 24, 2007**
>   **File No. 005-53267**

Dear Mr. Alter:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO

1. We note that it appears that you are relying upon the global exemptive order issued in connection with employee option exchange offers (March 21, 2001). Included in your definition of "eligible employees" are employees of subsidiaries. Please tell us why you believe employees of subsidiaries are permitted to participate in your offer, when the global exemptive order that you appear to be relying on is limited to exchange offers for current employees of the issuer.

2. We note that there are options to purchase 4,054,034 shares that are eligible to participate in this offer to increase the exercise price. Please also disclose the number of options that are eligible to participate in the fixed date election.

3. We note that in Amendment No. 1 to the Schedule TO, you amend the earliest calendar year to 2010, rather than 2009, for the October 12, 2004 options. Please revise the offer to purchase to reflect this change.

Item 11. Additional Information

4. Describe any pending legal proceedings relating to the offer. We note that in your Form 10-Q for the quarter ended June 30, 2007 you discuss legal proceedings involving your stock options. Refer to Item 1011(b) of Regulation M-A.

Offer to Amend Certain Options

5. In an appropriate section, please discuss the material differences in the rights of security holders. Refer to Item 1004(a)(1)(x) of Regulation M-A.

Q23. I am an eligible employee…, page 13

6. Although you may recommend that security holders consult a tax advisor regarding the tax consequences of the proposed transaction to them based on their particular situation, you may not "urge" them to do so; please revise your disclosure here and on page 36.

Risks of Participating in the Offer, page 18

7. Please discuss the following risks:

    •   The pending legal risks regarding your stock options, as disclosed in your Form 10-Q for the fiscal quarter ended June 30, 2007.

    •   Any risks regarding the choice between the fixed date election and the increase in the stock option exercise price for those security holders who hold August 23, 2001 or October 12, 2004 options.

    •   The risk that by making a fixed date election, your ability to exercise the vested portion of your amended options will be delayed and the period of time within which you may exercise your amended options may be reduced, as stated on page 8.

Conditions of the offer, page 27

8. Please note that a tender offer may only be subject to conditions that are not within the direct or indirect control of the bidder and that are drafted with sufficient specificity to permit objective verification that the conditions have been satisfied. Please revise the first bullet to remove the reference to "threatened" and the ninth bullet to remove the term "proposed" as it is unclear how these actions could be objectively determined.

Interests of directors and executive officers…, page 33

9. We note that Ms. Stark and Mr. Donnelly are eligible to participate in this offer. Please revise to disclose the number of options held by each officer that are eligible to participate in the offer to increase the exercise price and the number of options that are eligible to participate in the fixed date election offer.

Material United States federal income tax consequences, page 34

10. Please disclose whether any IRS private letter ruling was sought. In addition, please tell us whether any written opinion was prepared by tax counsel at the issuer's request pertaining to the tax consequences of the transaction. If so, please discuss the tax opinion and file it as an exhibit. Refer to Item 1016(h) of Regulation M-A.

Election Form

Agreement to Terms of Election

11. We note the language in paragraph 13 requiring that each security holder "acknowledge that I have read" the documents. It does not appear appropriate to require this acknowledgement from security holders. Please advise us of the purpose of this language, or revise your election form to remove this acknowledgement.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411 or, in my absence, to Celeste Murphy, Special Counsel, at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Attorney-Adviser
Office of Mergers & Acquisitions